UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PureCycle Technologies, Inc.

(Name of Issuer)

Common Stock,

(Title of Class of Securities)

74623V103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74623V103	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON Pure Crown LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 7,573,538
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 7,573,538

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,573,538
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 74623V103	13G	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSON HCC Manager, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER —
	6.	SHARED VOTING POWER 7,573,538
	7.	SOLE DISPOSITIVE POWER —
	8.	SHARED DISPOSITIVE POWER 7,573,538

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,573,538
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12.	TYPE OF REPORTING PERSON HC

CUSIP No. 74623V103	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

PureCycle Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5950 Hazeltine National Drive, Suite 650, Orlando, FL 32822

Item 2(a).	Name of Person Filing:

(1) Pure Crown LLC

(2) HCC Manager LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601

Item 2(c).	Citizenship:

(1) Delaware

(2) Illinois

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

74623V103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), indicate type of person filing.

Not applicable.

Item 4.	Ownership.

(a)    Amount beneficially owned: See row 9 of the cover pages.

(b)    Percent of class: See row 11 of the cover pages.

(c)    Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: See row 5 of the cover pages.

(ii) Shared power to vote or direct the vote: See row 6 of the cover page.

(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover pages.

(iv) Shared power to dispose or to direct the disposition of: See row 8 of the cover pages.

CUSIP No. 74623V103	13G	Page 5 of 6 Pages

Percent of class is based on (i) the number of shares that may be deemed to be beneficially owned by Pure Crown LLC as of December 31, 2021 and (ii) the number of shares of common stock outstanding as of November 10, 2021 (125,025,204 shares) as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Pure Crown LLC is managed by HCC Manager LLC.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2022	Pure Crown LLC
By HCC Manager LLC, its Manager

	By:	/s/ James S. Crown
James S. Crown, Manager

HCC Manager LLC

	By:	/s/ James S. Crown
James S. Crown, Manager